Exhibit 99.1

Actions Semiconductor Announces Shareholders Vote to Approve Going Private Transaction

ZHUHAI, China, December 9, 2016 – Actions Semiconductor Co., Ltd. (“Actions Semiconductor” or the “Company”) (NASDAQ: ACTS), one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics, today announced that the Company’s shareholders voted in favor of, among others, the proposal to authorize and approve (i) the previously announced agreement and plan of merger (the “Merger Agreement”) dated September 12, 2016 , among the Company and a consortium of investors (the “Buyer Consortium”), including Supernova Investment Ltd. (“Parent”), Starman Limited (“Merger Sub”), and other certain shareholders of the Company: Surrey Glory Investments Inc., Tongtong Investment Holding Co., Ltd., Perfectech Int’l Ltd., Allpremier Investment Limited, Octovest International Holding Co., Ltd., Ventus Corporation, Middlesex Holdings Corporation Inc, Rich Dragon Consultants Limited, Nutronics Technology Corporation, Uniglobe Securities Limited, New Essential Holdings Limited, Embona Holdings (Malaysia) Limited, Suffolk Dragon Ventures Ltd, and Top Best Development Limited, (ii) the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached to the merger agreement (the “Plan of Merger”), and (iii) any and all transactions contemplated by the Merger Agreement, including the Merger (as defined below).

Immediately after completion of the Merger, Merger Sub, a wholly owned subsidiary of Parent, will merge with and into the Company, with the Company continuing as the surviving company (the “Merger”). Approximately 78.6% of the Company’s total outstanding ordinary shares (including ordinary shares represented by the American depositary shares (the “ADSs”)) voted in person or by proxy at today’s extraordinary general meeting. Of these ordinary shares (including ordinary shares represented by the ADSs) voted in person or by proxy at the extraordinary general meeting, approximately 99.3% were voted in favor of the proposal to authorize and approve the merger agreement, the plan of merger, and any and all transactions contemplated by the merger agreement, including the merger. A two-thirds majority of the voting power represented by the ordinary shares of the Company present and voting in person or by proxy at the extraordinary general meeting was required for the approval of the merger.

The parties currently expect to complete the merger as soon as practicable, subject to the satisfaction or waiver of the conditions set forth in the merger agreement. Upon completion of the merger, the Company will become a privately held company, and its ADSs will no longer be listed on the Nasdaq Global Market (“NASDAQ”).

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The Company is headquartered in Zhuhai, China, with offices in Shanghai, Shenzhen, Hong Kong, and Taipei. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties, and assumptions, including the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement filed by the Company. These forward-looking statements reflect expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. Actions Semiconductor does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Elaine Ketchmere, CFA	Ally Xie, CA, CPA
Compass Investor Relations	Actions Semiconductor
Eketchmere@compass-ir.com	investor.relations@actions-semi.com
+1 310-528-3031	+86-756-3392353*1018

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